Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended June 30,		Six Months Ended June 30,

	2006	2005	2006	2005

Net income available for common shareholders	$4,865,485	$6,056,153	$11,305,618	$11,822,876

Weighted average common shares outstanding	18,754,271	19,249,263	18,769,265	19,207,818
Add dilutive effect of:
Stock options	532,015	674,116	540,870	618,203

Adjusted for assumed diluted computation	19,286,286	19,923,379	19,310,135	19,826,021

Basic earnings per share	$0.26	$0.32	$0.60	$0.62

Diluted earnings per share	$0.26	$0.31	$0.59	$0.60

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